================================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE TO
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
        OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
                    (AMENDMENT NO. 3 - FINAL AMENDMENT)*

                     PUERTO RICAN CEMENT COMPANY, INC.
                     (Name of Subject Company (Issuer))

                         TRICEM ACQUISITION, CORP.
                   an indirect wholly owned subsidiary of
                            CEMEX, S.A. de C.V.
                    (Names of Filing Persons (Offerors))
                                ------------
                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)
                                ------------
                                745075-10-1
                   (CUSIP Number of Class of Securities)

                             Ramiro Villarreal
                            CEMEX, S.A. de C.V.
                         Ave. Constitucion 444 Pte.
                    Monterrey, Nuevo Leon, Mexico 64000
                       Telephone: (011-528) 328-3000

                                 Copies to:
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                          Telephone: 212-735-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                         CALCULATION OF FILING FEE
================================================================================

Transaction Valuation**                                  Amount of Filing Fee***
     $180,196,590                                             $16,578.09
================================================================================
** For purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock of Puerto Rican Cement Company, Inc. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 for every $1,000,000 of the transaction value.
***  Previously paid.
     [_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A               Form or Registration No.: N/A
     Filing party: N/A                         Date Filed: N/A

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [_] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
================================================================================


* This Amendment No. 3 - Final Amendment to the Schedule TO also constitutes Amendment No. 1 to the Schedule 13D of the Filing Persons with respect to the Securities of the Subject Company purchased by the Filing Persons in the Offer. The information contained herein and in the Tender Offer Statement on Schedule TO, as amended, is incorporated by reference for purposes of the Schedule 13D.


                                SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 745075-10-1

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
         CEMEX, S.A. de C.V.

         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         N/A
------------------------------------------------------- ------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               [   ]   (a)
                                                               [ X ]   (b)
--------------------------------------------------------------------------------
(3)  SEC USE ONLY
--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
         BK
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                     [   ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         United Mexican States
                              --------------------------------------------------
                              (7) SOLE VOTING POWER
                                  0
                              --------------------------------------------------
NUMBER OF SHARES              (8) SHARED VOTING POWER
  BENEFICIALLY                    5,028,841
    OWNED BY                  --------------------------------------------------
      EACH                    (9) SOLE DISPOSITIVE POWER
   REPORTING                       0
  PERSON WITH                 --------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   5,028,841
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,028,841
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES                                             [   ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         97.7%(1)
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
         HC, CO
--------------------------------------------------------------------------------

(1) Based on the 5,148,474 shares issued and outstanding as of March 31, 2002.




                                SCHEDULE 13D

CUSIP No. 745075-10-1


--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
         Tricem Acquisition, Corp.

         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         N/A
------------------------------------------------------- ------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               [   ]   (a)
                                                               [ X ]   (b)
--------------------------------------------------------------------------------
(3)  SEC USE ONLY
--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS
         AF
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                     [   ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Commonwealth of Puerto Rico
                              --------------------------------------------------
                              (7) SOLE VOTING POWER
                                  0
                              --------------------------------------------------
NUMBER OF SHARES              (8) SHARED VOTING POWER
  BENEFICIALLY                    5,028,841
    OWNED BY                  --------------------------------------------------
      EACH                    (9) SOLE DISPOSITIVE POWER
   REPORTING                       0
  PERSON WITH                 --------------------------------------------------
                              (10) SHARED DISPOSITIVE POWER
                                   5,028,841
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,028,841
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES                                             [   ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         97.7%(1)
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

(1) Based on the 5,148,474 shares issued and outstanding as of March 31, 2002.


         This Amendment No.3 - Final Amendment to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on July 1, 2002, relates to the offer by Tricem Acquisition, Corp. (the "Purchaser"), a Puerto Rico corporation and an indirect wholly owned subsidiary of CEMEX, S.A. de C.V., a company organized under the laws of the United Mexican States ("CEMEX"), to purchase all outstanding shares of common stock of Puerto Rican Cement Company, Inc., a Puerto Rico corporation (the "Company"), par value U.S. $1.00 per share (the "Shares"), at U.S. $35.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

Items 8 and 11.     Interest in Securities of the Subject Company;
                    Additional Information.

         Items 8 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

         The Offer expired at 12:00 midnight Eastern time on Monday, July 29, 2002. Following the expiration of the Offer, the Purchaser accepted for payment all Shares theretofore validly tendered and not withdrawn pursuant to the Offer. The Purchaser was informed by Citibank, N.A. (as depositary for the Offer, the "Depositary") that approximately 5,028,841 Shares were validly tendered and not withdrawn as of the expiration of the Offer, including approximately 4,169 Shares tendered by notice of guaranteed delivery. This number of Shares represented approximately 97.7% of the issued and outstanding Shares of the Company.

         Pursuant to the terms of the Merger Agreement, all remaining publicly held Shares (other than Shares with respect to which the holder exercises appraisal rights under Puerto Rico law) will be acquired for U.S.$35.00 per Share in a subsequent second-step merger of the Purchaser and the Company (the "Merger") upon satisfaction or waiver of the conditions to the Merger under the Merger Agreement. As a result of the purchase of 97.7% of the outstanding Shares by the Purchaser in the Offer, the Merger will be completed without a vote of holders of Shares, in accordance with applicable law. It is anticipated that the merger will occur as promptly as practicable. Remaining public holders of Shares will be sent materials to allow them to exchange their Shares for U.S.$35.00 per Share promptly following the Merger.

         On July 30, 2002, CEMEX issued a press release in English and Spanish, copies of which are attached hereto as Exhibits (a)(14) and
(a)(15), announcing that it has accepted all Shares tendered on or prior to the expiration of the Offer.


Item 12.     Exhibits.

         (a)(14) Press Release issued by CEMEX (English version) on July
         30, 2002.

         (a)(15) Press Release issued by CEMEX (Spanish version) on July 30, 2002.


                                 SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Tricem Acquisition, Corp.


                                         By:  /s/ Jill  Simeone
                                              ----------------------------------
                                                Name:  Jill Simeone
                                                Title: Assistant Secretary


                                         CEMEX, S.A. de C.V.


                                         By: /s/ Ramiro G. Villarreal
                                             -----------------------------------
                                                Name:   Ramiro G. Villarreal
                                                Title:  General Counsel



Dated: July 30, 2002



                               EXHIBIT INDEX


Exhibit No.    Exhibit Name
-----------    ------------


(a)(14)        Press Release issued by CEMEX (English version) on July 30, 2002.
(a)(15)        Press Release issued by CEMEX (Spanish version) on July 30, 2002.
--------------------------------------------------------------------------------



                                                            Exhibit (a)(14)



Media Relations              Investor Relations           Analyst Relations
Daniel Perez Whitaker        Abraham Rodriguez            Jose Antonio Gonzalez
(52 81) 8152-2738            (52 81) 8328-3631            (212) 317-6017
mr@cemex.com                 arodriguez@cemex.com         josegonzalez@cemex.com


                     [GRAPHIC OMITTED] CEMEX

CEMEX, S.A. de C.V. ANNOUNCES SUCCESSFUL COMPLETION OF ITS TENDER OFFER FOR PUERTO RICAN CEMENT COMPANY, INC.

MONTERREY, MEXICO, AND SAN JUAN, PUERTO RICO, July 30, 2002 - CEMEX, S.A. de C.V. ("CEMEX", NYSE: CX), through its indirect wholly owned subsidiary, Tricem Acquisition, Corp. ("Tricem"), announced today the successful completion of the tender offer made by Tricem for all of the outstanding shares of common stock of Puerto Rican Cement Company, Inc. ("PRCC", NYSE:
PRN), at a price of U.S.$35.00 per share. The offer expired at 12:00 midnight Eastern time, on Monday, July 29, 2002.

Based on information provided by Citibank, N.A., the depositary for the tender offer, approximately 5,028,841 shares of PRCC were tendered (including approximately 4,169 shares tendered by notice of guaranteed delivery). This number of shares represents approximately 97.7% of the outstanding shares of PRCC. CEMEX, through Tricem, has accepted for payment all shares validly tendered and not properly withdrawn prior to the expiration of the offer.

All remaining publicly held shares will be acquired for U.S.$35.00 per share in a subsequent second-step merger transaction upon satisfaction or waiver of the conditions to the merger under the merger agreement. As a result of the purchase of shares by Tricem in the tender offer, the merger will be completed without a vote of holders of shares, in accordance with applicable law. It is anticipated that the merger will occur as promptly as practicable. Remaining public holders of shares will be sent materials to allow them to exchange their shares for U.S.$35.00 per share promptly following the merger.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

                                  --End--

This press release is for informational purposes only. This communication shall not constitute a solicitation of an offer to purchase in any jurisdiction in which such offer, solicitation or sale would be unlawful.

                                                            Exhibit (a)(15)

Relacion con Medios      Relacion con Inversionistas      Relacion con Analistas
Daniel Perez Whitaker    Abraham Rodriguez                Jose Antonio Gonzalez
(52 81) 8152-2738        (52 81) 8328-3631                (212) 317-6017
mr@cemex.com             arodriguez@cemex.com             josegonzalez@cemex.com


                     [GRAPHIC OMITTED] CEMEX

        CEMEX ANUNCIA CONCLUSION DE OFERTA DE COMPRA DE ACCIONES DE
                        PUERTO RICAN CEMENT COMPANY

MONTERREY, MEXICO, Y SAN JUAN, PUERTO RICO, Julio 30 de 2002. - CEMEX S.A. de C.V. (BMV: CEMEXCPO), a traves de su subsidiaria Tricem Acquisition, Corp. ("Tricem"), anuncio hoy la exitosa conclusion de la oferta para adquirir todas las acciones en circulacion de Puerto Rican Cement Company ("PRCC", NYSE: PRN) a un precio de $35 dolares por accion. La oferta expiro el 29 de julio de 2002 a las 12:00 de la medianoche, tiempo de Nueva York.

De acuerdo a informacion proporcionada por Citibank, depositario de la oferta, aproximadamente 5,028,841 acciones de PRCC fueron presentadas a la oferta (incluyendo aproximadamente 4,169 acciones presentadas con notificacion de garantia de entrega). Este numero de acciones representa aproximadamente 97.7% de las acciones en circulacion de PRCC. CEMEX, a traves de Tricem, ha aceptado realizar el pago de todas las acciones presentadas y no retiradas antes de la expiracion de la oferta.

Todas las acciones que permanezcan en poder del publico seran adquiridas a un precio de $35 dolares por accion en una siguiente etapa de la transaccion, sujeto al cumplimiento o renuncia de las condiciones definidas en el acuerdo de fusion. Como resultado de la adquisicion de acciones por parte de Tricem por la oferta, la fusion se completara sin el voto de los tenedores de acciones, en concordancia con la ley. Se anticipa que la fusion ocurrira tan pronto como sea posible. Los tenedores de acciones no presentadas recibiran la informacion necesaria para permitirles intercambiar cada una de sus acciones por $35 dolares, inmediatamente despues de la fusion.

CEMEX es una compania global lider en la produccion y distribucion de cemento, con operaciones posicionadas primariamente en los mercados mas dinamicos del mundo a traves de cuatro continentes. CEMEX combina un profundo conocimiento de los mercados locales con su red mundial de operaciones y sistemas de tecnologia informatica a fin de proveer productos y servicios de clase mundial a sus clientes, desde constructores individuales hasta grandes contratistas industriales. Para mayor informacion, visite www.cemex.com.

                                 -- FIN --

Este comunicado es solamente para efectos informativos. Este comunicado no representa una oferta de adquisicion de acciones en ninguna jurisdiccion donde dicha oferta fuese ilegal.